UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1*)

Baseline Oil & Gas Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

069827 10 3

(CUSIP Number)

Kelly Loyd
10,000 Memorial Drive, Suite 550
Houston, Texas 77024
(713) 579-2621

with a copy to:

Timothy T. Samson
Thompson & Knight LLP
333 Clay Street, Suite 3300
Houston, Texas 77002
(713) 654-8111

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS:
John Lovoi
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States Citizen
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		29,200,000
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

29,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

29,200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1	NAMES OF REPORTING PERSONS:
Belridge Energy Advisors, LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-2809889
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,850,000
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

5,850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,850,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	NAMES OF REPORTING PERSONS:
JVL Global Energy (QP), LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 03-0504098
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,842,593
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

8,842,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,842,593
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	NAMES OF REPORTING PERSONS:
JVL Global Energy, LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 03-0504096
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,718,110
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

6,718,110
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,718,110
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	NAMES OF REPORTING PERSONS:
Navitas Fund LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-2267080
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,143,094
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

6,143,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,143,094
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	NAMES OF REPORTING PERSONS:
Navitas Fund (QP) LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 42-1738616
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,646,203
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

1,646,203
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,646,203
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Baseline Oil & Gas Corp., a Nevada corporation ("Baseline"), to amend the Schedule 13D filed on August 22, 2008 (the "Original Schedule 13D") and is being filed on behalf of Mr. John V. Lovoi, Belridge Energy Advisors, LP, a California limited partnership,  JVL Global Energy (QP), LP, a Texas limited partnership, JVL Global Energy, LP, a Texas limited partnership, Navitas Fund LP, a Texas limited partnership, and Navitas Fund (QP), LP, a Texas limited partnership (Mr. Lovoi and each of the aforementioned limited partnerships, collectively, the "Reporting Persons").

Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used herein but not defined have the meanings ascribed to them in the Original Schedule 13D.

Item 1.  Security and Issuer.

No modification is made to Item 1 of the Original Schedule 13D.

Item 2.  Identity and Background.

No modification is made to Item 2 of the Original Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

The following is added to Item 3 of the Original Schedule 13D by adding the following at the end thereof:

On January 2, 2009, JVL Global Energy (QP), LP, JVL Global Energy, LP, Navitas Fund LP and Navitas Fund (QP), LP expended an aggregate of  $229,950 in partnership funds and working capital to acquire the additional 17,500,000 shares of Baseline Common Stock held by them.

Item 4.  Purpose of Transaction.

The following is added to Item 4 of the Original Schedule 13D by adding the following at the end thereof:

On January 2, 2009, JVL Global Energy (QP), LP, JVL Global Energy, LP, Navitas Fund LP and Navitas Fund (QP), LP purchased an aggregate of 17,500,000 shares of Baseline Common Stock from Third Point Partners L.P. and Third Point Partners Qualified L.P, each a Delaware limited partnership, in a privately negotiated trasnaction for a purchase price of $0.01314 per share pursuant to the terms and conditions of a Stock Purchase Agreement dated December 30, 2008 by and between Third Point Partners L.P., Third Point Partners Qualified L.P and JVL Advisors, LLC.

Item 5. Interest in Securities of the Issuer:

The information in Item 5 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

(a)
Mr. Lovoi beneficially owns a total of 29,200,000 shares of Baseline Common Stock. Mr. Lovoi's beneficial ownership of the Baseline Common Stock represents approximately 19.3% of Baseline’s outstanding Common Stock. The information provided in the cover pages with respect to the beneficial ownership of each of the reporting persons is incorporated herein by reference.

(b)
As the managing member of Peninsula - JVL Capital Advisors, LLC, which is the general partner of Belridge Energy Advisors, LP, Mr. Lovoi is deemed to have shared power to vote and shared power to dispose of 5,850,000 shares of Baseline Common Stock with Belridge Energy Advisors, LP. Mr. Lovoi, as managing member of JVL Advisors, LLC, which is the general partner of each of JVL Global Energy (QP), LP, JVL Global Energy, LP, Navitas Fund LP, and Navitas Fund (QP), LP, is deemed to have the shared power to vote and the sole power to dispose of the aggregate 23,350,000 shares of Baseline Common Stock held by those entities. Mr. Lovoi is therefore deemed to have shared power to vote and shared power to dispose of a total of  29,200,000 shares of Baseline Common Stock.

(c)
Except as set forth or incorporated herein, neither Mr. Lovoi nor any of Peninsula - JVL Capital Advisors, LLC, JVL Advisors, LLC, JVL Global Energy (QP), LP, JVL Global Energy, LP, Navitas Fund LP and Navitas Fund (QP), LP, has effected any transaction in Baseline Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No modification is made to Item 6 of the Original Schedule 13D.

Item 7. Material to be filed as Exhibits.

No modification is made to Item 7 of the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and not to the best of the undersigned’s knowledge, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2009

/s/ John V. Lovoi
John V. Lovoi

Belridge Energy Advisors, LP
By:	Peninsula - JVL Capital Advisors, LLC
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

JVL Global Energy (QP), LP
By:	JVL Advisors, LLC
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

JVL Global Energy, LP
By:	JVL Advisors, LLC
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Navitas Fund LP
By:	JVL Advisors, LLC
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Navitas Fund (QP) LP
By:	JVL Advisors, LLC
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member